SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Registration: 1431-1
SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares
SEC Registration (CUSIP) 20441B308 – Common Shares
LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has received a correspondence from BlackRock, Inc. (transcribed below) stating, on behalf of some of its clients and in its capacity as an investment manager, that it now holds a total of 6,445,890 class B preferred shares representing approximately 5.03% of all the class B preferred shares issued by COPEL.

Curitiba, March 16, 2016

Luis Eduardo da Vega Sebastian
Chief Financial and Investor Relations Officer

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Rua Coronel Dulcídio, n° 800, 3º andar
CEP: 80420-170
Curitiba, PR, Brazil
Att.: Mr. Luis Eduardo da Vega Sebastian
Investor Relations Officer
Phone: 55 (41) 3310-5115
Fax: 55 (41) 3331-3136
E-mail: ri@copel.com

March 15, 2016

Companhia Paranaense de Energia – COPEL – Announcement of Acquisition of Relevant Interest

Dear Sirs,

1

BlackRock, Inc. (“BlackRock”), hereby informs you, on behalf of some of its clients and in its capacity as an investment manager, that it has acquired preferred shares and ADSs (as defined below) issued by Companhia Paranaense de Energia – COPEL (“Company”), as a result of which its combined interest on March 11, 2016 totaled 5,595,220 class B preferred shares and 850,670 American Depositary Shares (“ADSs”), representing class B preferred shares, totaling 6,445,890 class B preferred shares, corresponding to approximately 5.03% of all the class B preferred shares issued by the Company.

2

In compliance with Article 12 of Instruction 358 issued by the Securities and Exchange Commission of Brazil (“CVM”) on January 3, 2002, as amended, BlackRock hereby requests COPEL’s Investor Relations Officer to disclose the following information to the CVM and other competent bodies:

	(i)	BlackRock is headquartered at 55East 52nd Street Street, New York, New York 10022-0002, United States of America;

(ii)

the interest held by BlackRock reached a total of 5,595,220 class B preferred shares and 850,670 ADSs, representing class B preferred shares, totaling 6,445,890 class B preferred shares, corresponding to approximately 5.03% of all the class B preferred shares issued by the Company, as specified in item 1 above;

	(iii)	the aforementioned shareholding interest is strictly for investment purposes and there is no intention of changing the Company’s shareholding control or management structure;

	(iv)	BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

3	We remain at your disposal for any further information you may require.

Sincerely,

BlackRock, Inc.
Renata Cardoso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.